Mining Lease and Option to Purchase Agreement

               This Mining Lease and Option to Purchase Agreement (“Agreement”) is made and entered into by and between Scoonover Exploration, a Nevada Limited Liability Company (“Owner”), and Romarco Minerals U.S. Inc., a Nevada corporation (“Romarco”).

Recitals

A.            Owner owns the unpatented mining claims collectively known as the DS and GM unpatented mining claim group situated in Eureka County, Nevada, more particularly described in Exhibit A attached to and by this reference incorporated in this Agreement (collectively the “Property”).

B.            Owner and Romarco are parties to the Letter Agreement dated effective October 20, 2004, pursuant to which the parties agreed upon the terms and conditions for the purchase and sale of the Property.

C.            Owner desires to lease the Property to Romarco and to grant to Romarco the option to purchase the Property on the terms and conditions of this Agreement.

               Now, therefore, in consideration of their mutual promises, the parties agree as follows:

1.            Definitions. The following defined terms, wherever used in this Agreement, shall have the meanings described below:

               1.1            “Area of Interest” means the geographic area within the exterior boundaries of the Properties.

               1.2            “Closing Date” means the date on which Romarco’s purchase of the Property is closed in accordance with Section 5.

               1.3            “Effective Date” means October 20, 2004.

               1.4            “Governmental Regulations” means all directives, laws, orders, ordinances, regulations and statutes of any federal, state or local agency, court or office.

               1.5            “Interest Rate” means LIBOR plus two percent (2%) per annum.

               1.6            “Lease Year” means each one (1) year period following the Effective Date and each anniversary of the Effective Date.

               1.7            “Minerals” means all minerals and mineral materials, including gold, silver, platinum and platinum group metals, base metals (including antimony, chromium, cobalt, copper, lead, manganese, mercury, nickel, molybdenum, titanium, tungsten, zinc), and other metals and mineral materials which are on, in or under the Property.

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               1.8            “Net Smelter Returns” means the net smelter returns from the production of Minerals from the Property as calculated and determined in accordance with Exhibit 1 to the conveyance to be executed and delivered in accordance with Section 5.5.

               1.9            “Option” means the Option granted by Owner to Romarco to purchase the Property.

               1.10            “Owner” means Scoonover Exploration, a Nevada Limited Liability Company, and its successors and assigns.

               1.11            “Payments” means the payments payable by Romarco in accordance with Section 4.1.

               1.12            “Property” means the unpatented mining claims collectively known as the DS and GM unpatented mining claim group situated in Eureka County, Nevada, plus any additional unpatented mining claims which are made subject to this Agreement in accordance with its terms.

               1.13            “Purchase Price” means the purchase price for the Property described in Section 5.

               1.14            “Romarco” means Romarco Minerals U.S. Inc., a Nevada corporation, and its successors and assigns.

               1.15            “Royalty” means the production royalty payable by Romarco to Owner in accordance with Section 4.2.

2.            Lease and Grant of Rights. Owner leases the Property to Romarco and grants Romarco the rights and privileges described in this Section.

               2.1            Lease. Owner leases the Property to Romarco for the purposes of exploration for Minerals, provided, however, that Romarco shall have no right to construct, develop or operate a mine on the Property without first having exercised and closed the Option.

               2.2            Water Rights. Subject to the regulations of the State of Nevada concerning the appropriation and taking of water, Romarco shall have the right to appropriate and use water, to drill wells for the water on the Property and to lay and maintain all necessary water lines as may be required by Romarco in its operations on the Property. If Romarco acquires or files any application for appropriation or a permit, it shall cause each such application and permit to be taken jointly in the names of Owner and Romarco. On termination of this Agreement, except on Romarco’s exercise and closing of the Option, Romarco shall assign and convey to Owner all permits and water rights appurtenant to the Property which are acquired by Romarco during the term of this Agreement. If Romarco exercises and closes the Option, Owner shall assign and convey to Romarco all permits and water rights appurtenant to the Property.

3.            Term. The initial term of this Agreement shall commence on the Effective Date and shall expire twenty (20) years after the Effective Date, unless this Agreement is sooner terminated, canceled or extended. Romarco shall have the right to extend this Agreement for additional one (1) year terms, provided that Romarco has fully performed all of its obligations under this Agreement and is conducting exploration or pre-development activities on the Property on the expiration of the term

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immediately preceding the extension term. Romarco shall deliver written notice to Owner of Romarco’s intent to extend this Agreement.

4.            Payments.

               4.1            Minimum Advance Royalty Payments. On the dates described below, Romarco shall pay to Owner the sums described below:

Date	Payment Amount
Owner’s execution of this Agreement	$25,000.00
First anniversary of the Effective Date	$30,000.00
Second anniversary of the Effective Date	$35,000.00
Third anniversary of the Effective Date	$40,000.00
Fourth anniversary of the Effective Date	$45,000.00
Fifth and each subsequent anniversary	$50,000.00
of the Effective Date

               The foregoing payments shall be minimum advance Royalty payments and shall be credited cumulatively in favor of Romarco against its obligation to pay the Royalty prescribed in Section 4.2. The foregoing cash Payments shall not be credited against the Purchase Price. Owner acknowledges that Romarco has reimbursed Owner the sum of $9,168.50 to cover the cost of filing and recording the initial 13 “DS” and 18 “GM” claims, and for the Federal annual mining claim maintenance fees for those claims for the annual assessment year September 1, 2004, to September 1, 2005. Romarco agrees to pay to Owner on execution of this Agreement the sum of $263.50 representing reimbursement of the recording fees for recording of the notice of intent to hold for the unpatented mining claims. The costs reimbursed by Romarco to Owner shall not be credited against the Purchase Price or the Royalty.

               4.2            Production Royalty. Romarco shall pay to Owner a production royalty based on the Net Smelter Returns from the production or sale of Minerals from the Property, including any additions to the Property resulting from the parties’ location of unpatented mining claims in the Area of Interest. The Royalty percentage rate shall be three percent (3%). Romarco shall have the option to purchase the Royalty in accordance with the terms of the conveyance to be executed and delivered in accordance with Section 5.5.

               4.3            Method of Payment. Except as otherwise provided in this Agreement, all payments by Romarco to Owner shall be paid by check or wire transfer to an account designated by Owner.

               4.4            Late Charge and Interest. If Romarco does not timely pay any Payment or any other amount payable by Romarco under this Agreement within ten business (10) days after the date on which such payment is due, Romarco shall pay interest on such overdue amount at the greater of the Interest Rate or ten percent (10%) per annum. If any Payment or other amount payable by Romarco remains delinquent for a period in excess of thirty (30) days, Romarco shall pay to Owner, in addition to the late charge, interest from and after the due date at the Interest Rate.

               4.5            Currency. All sums referred to in this Agreement are in United States currency.

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5.            Option. Owner grants to Romarco the exclusive right to purchase the Property, subject to the Royalty reserved by Owner and subject to Romarco’s obligations under the conveyance executed and delivered by Owner on the closing of the Option. Romarco may exercise the Option at any time after Romarco commits to commence development of a mine or mining on the Property or completes a positive feasibility study for development or mining on the Property. The Purchase Price for the Property shall be Five Thousand Dollars ($5,000.00) .

               5.1            Notice of Election. If Romarco elects to exercise the Option, Romarco shall deliver written notice to Owner. On Owner’s receipt of Romarco’s notice of exercise of the Option, the parties shall make diligent efforts to close the conveyance of the Property, as applicable, within thirty (30) days after Owner’s delivery of the notice.

               5.2            Real Property Transfer Taxes. Romarco shall pay the real property transfer taxes, if any, the costs of escrow and all recording costs incurred in closing of the Option. The parties acknowledge that there are presently no real property transfer taxes assessed on the transfer of title to unpatented mining claims, including the unpatented mining claims which constitute the Property.

               5.3            Proration of Taxes. Payment of any and all state and local real property and personal property taxes levied on the Property and not otherwise provided for in this Agreement shall be prorated between the parties as of the closing of any transaction on the basis of a thirty (30) day month. The parties acknowledge that there are presently no real property taxes assessed against unpatented mining claims, including the unpatented mining claims which constitute the Property.

               5.4            Payment on Closing. On closing of the Option, Romarco shall pay the Purchase Price to Owner in cash or by wire transfer in accordance with Section 4.3

               5.5            Conveyance on Closing. If Romarco exercises and closes the Option, Owner shall execute and deliver to Romarco a conveyance of the Property which contains the reservation of the Royalty and obligates Romarco to make the Payments in the form of Exhibit B attached to and by this reference incorporated in this Agreement. On the closing of the Option, the parties shall complete the conveyance by inserting the description of all of the unpatented mining claims which comprise the Property on closing of the Option. The execution, delivery and recording of the conveyance shall not constitute a merger of Romarco’s obligations under this Agreement which shall survive the closing of the Option. Owner and Romarco shall execute and deliver such other written assurances and instruments as are reasonably necessary for the purpose of closing the purchase of the Property.

               5.6            Effect of Closing. On closing of the Option, Romarco shall own the Property, subject to the Royalty reserved by Owner and Romarco’s obligations which survive exercise of the Option and the obligations stated in the conveyance of the Property.

6.            Compliance With The Law. Romarco shall, at Romarco’s sole cost, promptly comply with all Governmental Regulations relating to the condition, use or occupancy of the Property by Romarco, including but not limited to all exploration and development work performed by Romarco during the term of this Agreement. Romarco shall, at its sole cost, promptly comply with all applicable Governmental Regulations regarding reclamation of the Property and Romarco shall defend, indemnify and hold harmless Owner from any and all actions, assessments, claims, costs, fines, liability and penalties arising from or relating to Romarco’s failure to comply with any applicable Governmental

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Regulations. Owner agrees to cooperate with Romarco in Romarco’s application for governmental licenses, permits and approvals, the costs of which Romarco shall bear.

7.            Work Practices, Data, Reports and Operations.

               7.1            Work Practices. Romarco shall work the Property in a miner-like fashion.

               7.2            Inspection of Data. During the term of this Agreement, Owner shall have the right to examine and make copies of all data, including interpretative data, regarding the Property in Romarco’s possession during reasonable business hours and upon prior notice, provided, however, that the rights of Owner to examine such data shall be exercised in a manner that does not interfere with the operations of Romarco. On execution of this Agreement, Owner shall allow Romarco to inspect all data, including interpreted data, regarding the Property in Owner’s possession. Romarco shall have the right to make copies of any such data, subject to Romarco’s confidentiality obligations and the obligation to return such data on termination of this Agreement (except on Romarco’s exercise of the Option).

               7.3            Reports. On or before April 1 following each calendar year during which this Agreement is effective, Romarco shall deliver to Owner a comprehensive report, which includes all factual data, of all of Romarco’s activities conducted on the Property for the previous calendar year.

               7.4            Owner’s Data and Information. On execution of this Agreement and on request by Romarco, Owner shall make available for Romarco’s inspection and copying Owner’s data and information concerning the geology, geochemistry or other technical aspects of the Property and any abstracts of title, preliminary title reports or title insurance policies for the Property. Romarco may exercise its right to inspect and copy Owner’s data and information during Owner’s regular business hours and on reasonable advance notice from Romarco to Owner which shall be not less than ten (10) business days.

               7.5            Cross Mining. Romarco is granted the right to mine and remove Minerals and products of Minerals and other materials from the Property through or by means of shafts, openings or pits which may be in or upon adjoining or nearby lands owned or controlled by Romarco. Romarco may use the Property and any shafts, openings and pits on the Property for the mining, removal, treatment and transportation of ores and materials from adjoining or nearby lands, or for any purpose connected with such activities. Romarco shall have the right to treat or process, in any manner (including in situ or solution mining), any Minerals, products of Minerals or other materials mined or produced from the Property and from other lands. Such treatment may be conducted wholly or in part at facilities established or maintained on the Property or on other lands. The tailings and residue from such treatment shall be deemed waste and may be deposited on the Property or on other lands and Romarco shall have no obligation to remove such Waste from the Property nor to return to the Property Waste resulting from the processing Minerals, products of Minerals or other materials from the Property.

               7.6            Unitization. Romarco's operations on the Property and its operations on other lands may be conducted upon the Property and upon any and all such other lands as a single mining operation, to the same extent as if all such properties constituted a single tract of land.

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               7.7            Stockpiling and Waste. Romarco shall have the right to stockpile on the Property or on other lands any Minerals, products of Minerals, waste or materials mined or produced from the Property at such place or places as Romarco may elect, without the obligation to remove them from where stockpiled or to return them to the Property. The stockpiling of Minerals or products of Minerals from the Property on other lands shall not be deemed a removal or shipment requiring payment in respect of Owner's interest. Romarco shall have the right to stockpile on the Property any ore, materials or waste mined or produced by Romarco from other lands without obligation to remove the same at any time. Owner agrees to recognize the rights and interests of others in such other ores, materials and waste stockpiled on the Property and to permit their removal by Romarco or the owner of such other ores, materials and wastes. Waste, overburden, surface stripping and other materials from the Property may be deposited on or off the Property.

               7.8            Commingling. Romarco shall have the right to commingle Minerals, products of Minerals and other materials from the Property and ores and other materials from other properties. Romarco shall measure, assay and sample Minerals, products of Minerals and materials from the Property and materials and ores from other properties before commingling. Representative samples of Minerals, products of Minerals and other ore and other materials shall be retained by Romarco, and assays of these samples shall be made before commingling to determine the metal content of each ore. Romarco shall keep detailed records of the measurements, assays of metal content and gross metal content of the Minerals, products of Minerals and other ore and materials.

8.            Scope of Agreement. This Agreement shall extend to and include the unpatented mining claims described in Exhibit A which is part of this Agreement, and in the exhibits which are part of this Agreement, and all other interests, mining claims and property rights made part of and subject to this Agreement in accordance with this Section. All unpatented mining claims amended or located by Owner or Romarco which are within the Area of Interest shall be amended and located in Owner’s name and shall be part of and subject to this Agreement. If a party locates any unpatented mining claims in the Area of Interest, the locator shall promptly notify the other party. The parties shall execute and deliver an amendment of this Agreement, in recordable form, which provides that the newly located unpatented mining claims are part of the Property and are subject to this Agreement. The amendment may be recorded by either party.

9.            Liens and Notices of Non-Responsibility. Romarco agrees to keep the Property at all times free and clear of all liens, charges and encumbrances of any and every nature and description done made or caused by Romarco, and to pay, and defend, indemnify and hold harmless Owner from and against, all indebtedness and liabilities incurred by or for Romarco which may or might become a lien, charge or encumbrance; except that Romarco need not discharge or release any such lien, charge or encumbrance so long as Romarco disputes or contests the lien, charge or encumbrance and posts a bond sufficient to discharge lien acceptable to Owner. Subject to Romarco’s right to post a bond in accordance with the foregoing, if Romarco does not within thirty (30) days following the imposition of any such lien, charge or encumbrance, cause the same to be released of record, Owner shall have, in addition to Owner’s contractual and legal remedies, the right, but not the obligation, to cause the lien to be released by such manner as Owner deems proper, including payment of the claim giving rise to such lien, charge or encumbrance. All sums paid by Owner for and all expenses incurred by it in connection with such purpose, including court costs and attorney’s fees, shall be payable by Romarco to Owner on demand with interest at the Interest Rate. Notwithstanding the foregoing, Romarco shall have the right to grant a lien and security interest in its leasehold interest under this Agreement for the purpose of

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obtaining financing for Romarco’s activities on the Property.

10.          Taxes.

               10.1           Real Property Taxes. Owner shall pay any and all taxes assessed and due against the Property before execution of this Agreement. Romarco shall pay promptly before delinquency all taxes and assessments, general, special, ordinary and extraordinary, that may be levied or assessed during the term of this Agreement upon the Property. All such taxes for the year in which this Agreement is executed and for the year in which this Agreement terminates shall be prorated between Owner and Romarco, except that neither Owner nor Romarco shall be responsible for the payment of any taxes which are based upon income, net proceeds, production or revenues from the Property assessed solely to the other party. The parties acknowledge that there are presently no real property taxes assessed against unpatented mining claims, including the unpatented mining claims which constitute the Property.

               10.2           Personal Property Taxes. Each party shall promptly when due pay all taxes assessed against such party’s personal property, improvements or structures placed or used on the Property.

               10.3           Income Taxes. Owner shall not be liable for any taxes levied on or measured by income or net proceeds, or other taxes applicable to Romarco, based upon payments under this Agreement or under the conveyance executed and delivered by Owner on the Closing of the Option.

               10.4           Delivery of Tax Notices. If Owner receives tax bills or claims which are Romarco’s responsibility, Owner shall promptly forward them to Romarco for payment.

11.          Insurance and Indemnity.

               11.1           Romarco’s Liability Insurance. Romarco shall, at Romarco’s sole cost, keep in force during this Agreement term a policy of commercial general liability insurance covering property damage and liability for personal injury occurring on or about the Property in with coverage in amounts considered reasonable under Nevada mineral exploration practices and standards, but not less that One Million Dollars ($1,000,000.00), and with a contractual liability endorsement insuring Romarco’s performance of Romarco’s indemnity obligations under this Agreement.

               11.2           Form and Certificates. Such policy shall name Owner as an additional insured and contain a cross-liability and severability endorsement. Romarco’s insurance policy shall also be primary insurance without right of contribution from any policy carried by Owner. A certificate of insurance and a copy of Romarco’s insurance policy shall be provided to Owner before any entry by Romarco or its agents or employees on the Property and shall provide that such policy is not subject to cancellation, expiration or change, except upon thirty (30) days prior written notice to Owner.

               11.3           Waiver of Subrogation. Romarco and Owner each waives any and all rights of recovery against the other, and against the partners, members, officers, employees, agents and representatives of the other, for loss of or damage to the Property or injury to person to the extent such damage or injury is covered by proceeds received under any insurance policy carried by Owner or Romarco and in force at the time of such loss or damage.

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               11.4           Indemnification. Romarco shall defend, indemnify and hold harmless Owner and its members, officers, directors, agents and employees from and against any and all claims, judgments, damage, demands, losses, expenses, costs or liability arising from or relating to Romarco’s activities or operations on the Property, excluding, however, those arising from or relating to Owner’s negligence. Owner shall defend, indemnify and hold harmless Romarco and its members, officers, directors, agents and employees from and against any and all claims, judgments, damage, demands, losses, expenses, costs or liability arising from or relating to Owner’s activities or operations on the Property, excluding, however, those arising from or relating to Romarco’s negligence, including any such claims, damages or losses arising from or relating to any physical condition existing on the Property on the Effective Date or arising from or relating to activities or operations conducted by Owner or its predecessors-in-interest or affecting the Property.

12.          Property Maintenance.

               12.1           Claim Maintenance.

                                  12.1.1     Annual Assessment Work. To the extent required by law, beginning with the annual assessment work period of September 1, 2005, to September 1, 2006, and for each succeeding annual assessment work year commencing during the term of this Agreement, and not less than thirty (30) days before the applicable deadline, Romarco shall perform for the benefit of the Property work of a type customarily deemed applicable as assessment work and of sufficient value to satisfy the annual assessment work requirements of all applicable federal, state and local laws, regulations and ordinances, if any, and shall prepare evidence of the same in form proper for recordation and filing, and shall timely record and/or file such evidence in the appropriate federal, state and local office as required by applicable federal, state and local laws, regulations and ordinances. Romarco shall deliver to Owner proof of Romarco’s compliance with this Section not less than ten (10) days before the applicable deadline. If Romarco elects to terminate this Agreement more than two (2) months before the deadline for performance of annual assessment work for the succeeding annual assessment year, Romarco shall have no obligation to perform annual assessment work nor to prepare, record and/or file evidence of the same for the following annual assessment year. The parties acknowledge that there are presently no annual assessment work requirements for the unpatented mining claims which constitute the Property.

                                  12.1.2      Federal Mining Claim Maintenance Fees. If under applicable federal laws and regulations federal annual mining claim maintenance fees are required to be paid for the unpatented mining claims which constitute all or part of the Property, beginning with the annual assessment work period of September 1, 2005, to September 1, 2006, and not less than thirty (30) days before the applicable deadline (except for the assessment year ending on September 1, 2005), Romarco shall timely and properly pay the federal annual mining claim maintenance fees, and shall execute and record or file, as applicable, proof of payment of the federal annual mining claim maintenance fees and of Owner's intention to hold the unpatented mining claims which constitute the Property. Romarco shall deliver to Owner proof of Romarco’s compliance with this Section not less than ten (10) days before the applicable deadline. If Romarco elects to terminate this Agreement more than two (2) months before the deadline for payment of the federal annual mining claim maintenance fees for the succeeding annual assessment year, Romarco shall have no obligation to pay the federal annual mining claim maintenance fees for the Property for the succeeding assessment year.

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               12.2           Amendment of Mining Laws. The parties acknowledge that legislation for the amendment or repeal of the mining laws of the United States applicable to the Property has been, and in the future may be, considered by the United States Congress. The parties desire to insure that any and all interests of the parties in the lands subject to the unpatented mining claims which comprise all or part of the Property, including any rights or interests acquired in such lands under the mining laws as amended, repealed or superseded, shall be part of the Property and shall be subject to the Agreement. If the mining laws applicable to the unpatented mining claims subject to this Agreement are amended, repealed or superseded, the conversion or termination of Owner's interest in the Property pursuant to such amendment, repeal or supersession of the mining laws shall not be considered a deficiency or defect in Owner's title in the Property, and Romarco shall have no right or claim against Owner resulting from the conversion, diminution, or loss of Owner's interest in and to the Property, except as expressly provided in this Agreement.

If pursuant to any amendment or supersession of the mining laws Owner is granted the right to convert its interest in the unpatented mining claims comprising the Property to a permit, license, lease, or other right or interest, all converted interests or rights shall be deemed to be part of the Property subject to this Agreement. Upon the grant or issuance of such converted interests or rights, the parties shall execute and deliver an addendum to this Agreement, in recordable form, by which such converted interests or rights are made subject to this Agreement.

13.          Relationship of the Parties.

               13.1           No Partnership. This Agreement shall not be deemed to constitute any party, in its capacity as such, the partner, agent or legal representative of any other party, or to create any joint venture, partnership, mining partnership or other partnership relationship between the parties.

               13.2           Competition. Except as expressly provided in this Agreement, each party shall have the free and unrestricted right independently to engage in and receive the full benefits of any and all business endeavors of any sort outside the Property or outside the scope of this Agreement, whether or not competitive with the endeavors contemplated under this Agreement, without consultation with or participation of the other party. In particular, without limiting the foregoing, neither party to this Agreement shall have any obligation to the other as to any opportunity to acquire any interest, property or right offered to it outside the scope of this Agreement.

14.          Inspection. Owner or Owner’s duly authorized representatives shall be permitted to enter on the Property and Romarco’s workings at all reasonable times for the purpose of inspection, but they shall enter on the Property at their own risk and in such a manner which does not unreasonably hinder, delay or interfere with Romarco’s operations.

15.          Title. Owner represents and warrants that: (a) the claims were properly located in accordance with applicable federal and state laws and regulations; (b) all assessment work requirements for the claims have been performed and all filings and recordings of proof of performance have been made properly and the federal annual mining claim maintenance and rental fees have been paid properly; (c) the claims are in good standing; (d) subject to the paramount title of the United States, Owner has good right and full power to lease and to convey the interests described in this Agreement; (e) the claims are free and clear of all liens, claims and encumbrances created by, through or under Owner; and (f) Owner has not received from any third party notice of any claim, encumbrance or lien asserted, or

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sought to be asserted, against Owner or the Property. Owner disclaims any representation or warranty concerning the existence or proof of a discovery of locatable minerals on or under the Property.

16.         Covenants, Warranties and Representations. Each of the parties covenants, warrants and represents for itself as follows:

               16.1           Compliance with Laws. That it has complied with all applicable laws and regulations of any governmental body, federal, state or local, regarding the terms of and performance of its obligations under this Agreement.

               16.2           No Pending Proceedings. That there are no lawsuits or proceedings pending or threatened which affect its ability to perform the terms of this Agreement.

               16.3           Costs. That it shall pay all costs and expenses incurred or to be incurred by it in negotiating and preparing this Agreement and in closing and carrying out the transactions contemplated by this Agreement.

               16.4           Brokers. That it has had no dealings with any agent, broker or finder in connection with this Agreement, and shall indemnify, defend and hold the other party harmless from and against any claims that may be asserted through such party that any agent’s broker’s or finder’s fee is due in connection with this Agreement.

               16.5           Patriot Act. It is not on the Specially Designated National & Blocked Persons List of the Office of Foreign Assets Control of the United States Treasury Department and is not otherwise blocked or banned by any foreign assets or any other law or regulation, including the USA Patriot Act or Executive Order 13224.

17.          Termination by Owner. Any failure by Romarco to perform any of its covenants, liabilities, obligations or responsibilities under this Agreement shall be a default. Owner must give Romarco written notice of a default. If the default is not remedied within thirty (30) days after receipt of the notice, provided the default can reasonably be cured within that time, or, if not, if Romarco has not within that time commenced action to cure the same or does not after such commencement diligently prosecute such action to completion, Owner may terminate this Agreement by delivering notice to Romarco of Owner’s termination of this Agreement. On termination of this Agreement based on Romarco’s default, within ten (10) days after termination Romarco shall execute and deliver to Owner a release and termination of this Agreement in form acceptable for recording.

18.          Termination by Romarco. Romarco may at any time terminate this Agreement by giving thirty (30) days advance written notice to Owner. If Romarco terminates this Agreement, Romarco shall perform all obligations and pay all payments which accrue or become due before the termination date. On Romarco’s termination of this Agreement, within ten (10) days after termination Romarco shall execute and deliver to Owner a release and termination of this Agreement in form acceptable for recording.

19.          Surrender of Property. On expiration or termination of this Agreement, Romarco shall surrender the Property promptly to Owner and at Romarco’s sole cost shall remove from the Property all of Romarco’s buildings, equipment and structures. Romarco shall reclaim the Property in

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accordance with all applicable Governmental Regulations. Romarco shall: (a) cause to be properly removed from the Property all hazardous materials stored at the Property in connection with Romarco’s use of the Property or in connection with hazardous materials; and (b) cause to be properly dismantled, closed and removed from the Property all devices, drums, equipment and containments used for handling, storing or treating hazardous materials.

20.          Data. Within thirty (30) days following termination of this Agreement, Romarco shall deliver to Owner copies of all data regarding the Property in Romarco’s possession at the time of termination which before termination have not been furnished to Owner and, at Owner’s request, Romarco shall deliver to Owner all drilling core, samples and sample splits taken from the Property.

21.          Confidentiality. The data and information, including the terms of this Agreement, coming into a party’s possession by virtue of this Agreement shall be deemed confidential and shall not be disclosed to outside third parties except as may be required to publicly record or protect title to the Property or to publicly announce and disclose information under Governmental Regulations or under the rules and regulations of any stock exchange on which the stock of any party, or the parent or affiliates of any party, is listed. Each party agrees to inform the other party of the content of the announcement or disclosure in sufficient time to permit the other party to jointly or simultaneously make a similar public announcement or disclosure. If a party negotiates for a transfer of all or any portion of its interest in the Property or under this Agreement or negotiates to procure financing or loans relating to the Property, in order to facilitate any such negotiations such party shall have the right to furnish information to third parties, provided that each third party to whom the information is disclosed agrees to maintain its confidentiality in the manner provided in this Section.

22.          Assignment.

               22.1           Romarco’s Assignment. Except as expressly provided in this Agreement, Romarco shall not assign or convey (a “Transfer”) all or any part of its interest in this Agreement or the Property, without, in each case, Owner’s prior written consent, which shall not be withheld unreasonably, except that without Owner’s prior consent Romarco may assign or convey all or any part of its interest in this Agreement and the Property to an affiliate of Romarco or to a joint venture, limited liability company or partnership of which Romarco is a member or partner. Owner shall respond to Romarco’s request for consent to assignment within fifteen (15) business days following Owner’s receipt of Romarco’s request, and Owner’s failure to respond during such fifteen (15) day period shall be deemed to be Owner’s consent to the proposed assignment.

               22.2           Owner’s Assignment. Subject to Romarco’s rights under this Agreement, Owner shall have the right to assign, convey, encumber, or sell all or any part of its interest in this Agreement or the Property. No change in ownership of Owner's interest in the Property shall affect Romarco's obligations under this Agreement unless and until Owner delivers and Romarco receives copies of the documents which demonstrate the change in ownership of Owner's interest. Until Romarco receives Owner's notice and the documents required to be delivered under this Section, Romarco may continue to make all payments under this Agreement as if the transfer of Owner's ownership interest had not occurred. No division of Owner's ownership as to all or any part of the Property shall enlarge Romarco's obligations or diminish Romarco's rights under this Agreement.

23.          Memorandum Agreement. The parties shall execute and deliver a memorandum of this

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Agreement. The execution of the memorandum shall not limit, increase or in any manner affect any of the terms of this Agreement or any rights, interests or obligations of the parties.

24.          Notices. Any notices required or authorized to be given by this Agreement shall be in writing and shall be sent either by commercial courier, facsimile, or by certified U.S. mail, postage prepaid and return receipt requested, addressed to the proper party at the address stated below or such address as the party shall have designated to the other parties in accordance with this Section. Such notice shall be effective on the date of receipt by the addressee party, except that any facsimiles received after 5:00 p.m. of the addressee’s local time shall be deemed delivered the next day.

If to Owner:	Scoonover Exploration,
a Nevada Limited Liability Company
P.O. Box 2021
Elko, Nevada 89803

If to Romarco :	Romarco Minerals U.S. Inc.
80 Bitterbrush Road
Reno, Nevada 89523-9679

Romarco Minerals Inc.
885 W. Georgia Street
Suite 1500
Vancouver, BC, Canada V6C 3E8

25.          Binding Effect of Obligations. This Agreement shall be binding upon and inure to the benefit of the respective parties and their successors or assigns.

26.          Entire Agreement. The parties agree that the entire agreement between them is written in this Agreement and in a memorandum of agreement of even date. There are no terms or conditions, express or implied, other than expressly stated in this Agreement. This Agreement may be amended or modified only by a written instrument signed by the parties with the same formality as this Agreement.

27.          Governing Law and Forum Selection. This Agreement shall be construed and enforced in accordance with the laws of the State of Nevada. Any action or proceeding concerning the construction, or interpretation of the terms of this Agreement or any claim or dispute between the parties shall be commenced and heard in the Second Judicial District Court of the State of Nevada, in and for the County of Washoe, Reno, Nevada.

28.          Multiple Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which shall constitute the same Agreement.

29.          Severability. If any part, term or provision of this Agreement is held by a court of competent jurisdiction to be illegal or in conflict with any Governmental Regulations, the validity of the remaining portions or provisions shall not be affected, and the rights and obligations of the parties shall be construed and enforced as if the Agreement did not contain the particular part, term or provision held to be invalid.

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30.          Time of Essence. Time is of the essence in the performance of the parties’ obligations under this Agreement.

                The parties have executed this Agreement effective as of the Effective Date.

Scoonover Exploration, a Nevada Limited
Liability Company		Romarco Minerals U.S. Inc.

By
	E.L. Hunsaker III, Manager	By
Diane Garrett, President
By
David D. Loreman, Manager

13

STATE OF TEXAS,	)
ss.
COUNTY OF KERR	)

               This Mining Lease and Option to Purchase Agreement was acknowledged before me on November ______ , 2004, by E.L. Hunsaker III, as Manager of Scoonover Exploration, a Nevada Limited Liability Company.

Notary Public

STATE OF NEVADA,	)
ss.
COUNTY OF	)

               This Mining Lease and Option to Purchase Agreement was acknowledged before me on November ______ , 2004, by David D. Loreman, as Manager of Scoonover Exploration, a Nevada Limited Liability Company.

Notary Public

STATE OF TEXAS,	)
ss.
COUNTY OF KERR	)

               This Mining Lease and Option to Purchase Agreement was acknowledged before me on November ______ , 2004, by Diane Garrett as President of Romarco Minerals U.S. Inc.

Notary Public

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Mining Lease and Option to Purchase Agreement
Exhibit A
Description of DS & GM Unpatented Mining Claim Group
Eureka County, Nevada

Claim Name	BLM	Eureka County
	NMC #	Book	Page
DS 8	878988	395	332
DS 9	878989	395	333
DS 10	878990	395	334
DS 12	878991	395	335
DS 14	878992	395	336
DS 16	878993	395	337
DS 37	878994	395	338
DS 39	878995	395	339
DS 41	878996	395	340
DS 43	878997	395	341
DS 47	878998	395	342
DS 48	878999	395	343
DS 49	879000	395	344

DS 7	880446	398	162
DS 11	880447	398	163
DS 13	880448	398	164
DS 15	880449	398	165
DS 17	880450	398	166
DS 18	880451	398	167
DS 19	880452	398	168
DS 20	880453	398	169
DS 21	880454	398	170
DS 22	880455	398	171
DS 23	880456	398	172
DS 24	880457	398	173
DS 25	880458	398	174
DS 26	880459	398	175
DS 27	880460	398	176
DS 28	880461	398	177
DS 29	880462	398	178
DS 30	880463	398	179
DS 31	880464	398	180
DS 32	880465	398	181
DS 33	880466	398	182
DS 34	880467	398	183
DS 35	880468	398	184

15

DS 36	880469	398	185
DS 38	880470	398	186
DS 40	880471	398	187
DS 42	880472	398	188
DS 44	880473	398	189
DS 45	880474	398	190
DS 46	880475	398	191
DS 50	880476	398	192
DS 51	880477	398	193
DS 52	880478	398	194
DS 53	880479	398	195
DS 54	880480	398	196
DS 55	880481	398	197
DS 56	880482	398	198
DS 57	880483	398	199
DS 58	880484	398	200
DS 59	880485	398	201
DS 60	880486	398	202
DS 61	880487	398	203
DS 62	880488	398	204
DS 63	880489	398	205
DS 64	880490	398	206
DS 65	880491	398	207
DS 66	880492	398	208
DS 67	880493	398	209
DS 68	880494	398	210
DS 69	880495	398	211
DS 70	880496	398	212
DS 71	880497	398	213
DS 72	880498	398	214
DS 73	880499	398	215
DS 74	880500	398	216
DS 75	880501	398	217
DS 76	880502	398	218
DS 77	880503	398	219
DS 78	880504	398	220
DS 79	880505	398	221
DS 80	880506	398	222
DS 81	880507	398	223
DS 82	880508	398	224
DS 83	880509	398	225
DS 84	880510	398	226
DS 85	880511	398	227
DS 86	880512	398	228

GM 7	879912	397	298

16

GM 8	879913	397	299
GM 9	879914	397	300
GM 10	879915	397	301
GM 11	879916	397	302
GM 12	879917	397	303
GM 13	879918	397	304
GM 14	879919	397	305
GM 15	879920	397	306
GM 16	879921	397	307
GM 17	879922	397	308
GM 18	879923	397	309
GM 19	879924	397	310
GM 20	879925	397	311
GM 21	879926	397	312
GM 22	879927	397	313
GM 23	879928	397	314
GM 24	879929	397	315

GM 25	880438	398	150
GM 26	880439	398	151
GM 27	880440	398	152
GM 28	880441	398	153
GM 29	880442	398	154
GM 30	880443	398	155
GM 31	880444	398	156
GM 32	880445	398	157
GM 33	880434	398	158
GM 34	880435	398	159
GM 35	880436	398	160
GM 36	880437	398	161

17